

Mail Stop 3030

April 17, 2018

Mark J. Toland
President and Chief Executive Officer
Corindus Vascular Robotics, Inc.
309 Waverley Oaks Road, Suite 105
Waltham, Massachusetts 02452

> **Re: Corindus Vascular Robotics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 12, 2018**
> **File No. 333-224255**

Dear Mr. Toland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: William C. Hicks, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.